Reply Attention of:

Kim R. Frezell

Direct Phone:

604.641.4942

Direct Fax:

604.646.2621

E-Mail:

krf@bht.com

Our File:

12-2312

Date:

July 10, 2014

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs/Mesdames:

Re:

San Antonio Ventures Inc. – Notice of Meeting and Record Dates

In accordance with section 2.2(2) of National Instrument 54-101, we hereby give you notice of a meeting of the shareholders of San Antonio Ventures Inc. as follows:

Meeting Date:

September 12, 2014

Meeting Type:

Annual and Special General Meeting

Class of securities that entitle the holder to

receive notice of, and vote at, the meeting:

Common shares

CUSIP # & ISIN:

79643A104

Record Date for Notice & Voting:

August 12, 2014

Beneficial Ownership Determination Date:

August 12, 2014

Notice & Access Being Utilized:

No

Company sending proxy-related materials

directly to NOBOs:

Yes

Company paying for a proximate intermediary

to send the proxy-related materials to OBOs:

No

Yours truly,

Bull, Housser & Tupper LLP

(signed) “Kim Frezell”

Kim R. Frezell

Senior Paralegal

Corporate Finance & Securities

cc: Computershare Investor Services Inc.